Exhibit 99.1

NXT Energy Solutions provides update on recent business development initiatives

CALGARY, ALBERTA, September 26, 2013 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTC:NSFDF) provides an update on recent marketing initiatives, and is pleased to announce that another of its major exploration clients plans to formally present the results of an integration study which has been conducted on the Company’s SFD® aerial survey results.

Pakistan Petroleum Ltd. (“PPL”), is one of the national oil companies (“NOCs”) of Pakistan, and as part of its exploration program, has acquired extensive 2D seismic data over some of their unexplored Baluchistan basin blocks which were part of an aerial survey flown by NXT in December 2012.  An integration of the interpreted seismic data with the SFD® prospect anomalies was undertaken by PPL in mid 2013.  The results of the correlations between the SFD® survey and PPL’s seismically identified anomalies are planned to be presented by PPL at the upcoming Pakistan Annual Technical Conference (“ATC”) in Islamabad on November 24-26, 2013.  The ATC is the premiere annual forum for the showcasing of new technologies and exploration concepts being applied in Pakistan.

George Liszicasz, President and CEO of NXT Energy noted, “We are proud that PPL is showcasing the highlights of the SFD® survey results.  For US $2.66 million, we surveyed a large, unexplored frontier area, and delivered our SFD® recommendations within four months.  Our client Integration Studies are used to demonstrate key concepts of SFD and will be drawn upon to demonstrate the added value to clients’ exploration efforts and provide information on the application of SFD® in various geological settings and its correlations with other geophysical data sets.  The creation and presentation of technical case studies is viewed by the Company as an effective method for showcasing growing industry use of SFD® as integral tool in large-scale frontier exploration programs.  The results of our PPL survey are generating new interest in technical presentations with additional NOCs who are active in the South Asia region”.

In addition, at the 6th Annual Congreso Internacional Bolivia Gas and Energia 2013 Conference, NXT was recently distinguished by being awarded “best technical paper” for the submission of the jointly authored PEMEX-NXT technical paper “Application of Stress Field Detection (SFD®) Technology for Identifying Areas of Hydrocarbon Potential in the Gulf of Mexico Region” which highlighted the results of the SFD® project we delivered to PEMEX (Petrolēos Mexicanos, the NOC of Mexico) in December 2012.

More information about this conference, considered by Bolivia’s Ministry of Hydrocarbons and Energy to be the premiere energy event of the year, can be found at http://2013.boliviagasenergia.com/.  The PEMEX-NXT joint technical paper is available at NXT’s website, www.nxtenergy.com and the PPL-NXT joint integration paper will be available following the ATC Conference.

The PEMEX-NXT technical paper has aided the Company in realizing a very productive technical campaign following the July AAPG Conference in Cartagena, Colombia, which is being expanded on with the recent annual SEG conference held in Houston.

The Company also advises that Mr. Atul Nautiyal will be resigning as V-P Geosciences effective September 30, 2013 to pursue other interests, but may be available, as required, on a consulting basis.  NXT thanks Atul for his input, and wishes him the best in his future endeavors.

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2011 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
(403) 206-0805
www.nxtenergy.com

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.